UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for July, 2018

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.d

Enclosures: **SASOL LIMITED - TRADING STATEMENT FOR THE FINANCIAL YEAR ENDED 30 JUNE 2018**

Sasol Limited
(Incorporated in the Republic of South Africa)
Registration number 1979/003231/06
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")

SOL: SASOL LIMITED - Trading statement for the financial year ended 30 June 2018

Sasol is expected to deliver a resilient set of results, underpinned by higher sales and production volumes and much higher crude oil and product margins in the second half of the financial year. Our financial results were however negatively impacted by several unplanned Eskom electricity supply interruptions and two internal outages at our Secunda Synfuels Operations (SSO) that resulted in lower production volumes.

Our underlying cash flow performance is expected to be strong. Earnings before interest, tax, depreciation and amortisation (EBITDA[*]) are expected to increase by between 6% and 16%. Core[**] headline earnings per share (HEPS) are however expected to decrease by between 1% and 11% (approximating R0,46 to R4,30 per share) compared to the 2017 financial year (prior year) Core HEPS of R38,47. The difference between Core HEPS and EBITDA in the current year is largely due to depreciation of approximately R16 billion and employee share-based payment expenses of R1,5 billion due to the marked improvement of the Sasol share price at the end of the financial year. The share-based payment relating to our Khanyisa Broad-Based Black Economic Empowerment (B-BBEE) transaction of R3 billion is excluded from Core HEPS and EBITDA as it is considered to be a once-off and non-cash item.

HEPS for the financial year ended 30 June 2018 are expected to decrease by between 16% and 26% (approximating R5,64 to R9,16 per share) compared to the prior year HEPS of R35,15. Earnings per share (EPS) for the same period are also expected to decrease by between 52% and 62% (approximating R17,46 to R20,80 per share) from the prior year EPS of R33,36.

Key macro-economic summary	Financial year 2018	Financial year 2017	% change
Rand/US dollar average exchange rate	12,85	13,61	(6)
Rand/US dollar closing exchange rate	13,73	13,06	5
Average dated Brent crude oil price (US dollar / barrel)	63,62	49,77	28
Refining margins (US dollar / barrel)	9,32	10,09	(8)
Average Henry Hub gas price (US dollar / million British thermal unit)	2,95	3,00	(2)

From a macro-economic perspective, the stronger average rand/US dollar exchange rate and the negative impact of remeasurement items, largely driven by the stronger longer-term rand exchange rate, resulted in a much lower operating profit and earnings per share for the financial year. However, the closing exchange rate weakened by 5% which negatively impacted gearing and the valuation of our derivatives and foreign debtors and loans. Our hedging programme for the 2018 and 2019 financial years is complete and positions Sasol well to steer through these periods of volatility. The average Brent crude oil price moved 28% higher compared to the prior year, and, since December 2017, spot prices have moved closer to the US$75 per barrel mark which positively impacted our results. The rand per barrel oil price increased by approximately 20% to R818 per barrel compared to 2017, (refer to table above), and has subsequently increased by approximately 15% – 25% since the end of June 2018. The spot rand per barrel oil price is now ranging between R950 and R1 050 per barrel.

Significant hedging activities		Financial year 2018	Financial year 2019
Brent oil – put options			
Number of barrels hedged	mm bbl	50,25	48,00
Average Brent crude oil price floor, net of costs	US$/bbl	47,82	53,36
Premiums paid	US$ mm	125	131
Rand/US dollar currency – zero-cost collar instruments			
US$ exposure hedged	US$bn	4,00	4,00
Annual average floor	R/US$	13,46	13,14
Annual average cap	R/US$	15,51	15,14
Export coal - swaps			
Number of tons hedged	mm tons	2,80	1,40
Average coal swap price	US$/ton	76,11	81,82
Ethane gas – Swaps			
Number of barrels hedged	mm bbl	2,30	3,50
Average ethane gas swap price	US$ c/gal	27,54	27,30

Sasol experienced some challenges with regards to its operational and cost performance during the year, largely due to planned and unplanned production interruptions at Natref and a safety related stoppage at Mining in the first half of the year, which adversely impacted sales and cost across the value chain. Despite two additional safety related stoppages at Mining and unplanned electricity outages in Secunda, we managed to claw back and deliver a stronger operational performance in the second half of the year through focused interventions and management actions. Our Eurasian operations increased production volumes by 3% due to stronger product demand and increased plant availability. In the last quarter, we have seen considerably higher yields and production volumes across the value chain which are more closely aligned to our internal targets. We are well positioned to continue with this improved operational performance into the 2019 financial year.

Sales volumes increased by 1% for our Performance Chemicals business spurred by robust market demand despite Eskom electricity supply interruptions. Base Chemicals reported a 1% decrease in sales volumes mainly due to production interruptions at SSO and an initial stock build for our high density polyethylene joint venture in the US. Excluding the impact of Eskom electricity supply interruptions, sales volumes increased by 1%. Liquid fuels sales volumes were down 2% due to lower volumes from SSO and Natref and a challenging South African retail liquid fuels market.

A detailed production summary and key business performance metrics for the financial year for all our businesses is available on our website, www.sasol.com

Sasol´s earnings for the financial year ended 30 June 2018 have been impacted by the following notable once-off and period close items:

	HEPS Rand per share	EPS Rand per share
Mark-to-market valuation of commodity and foreign exchange hedges using a forward rate at 30 June 2018	3,81	3,81
Net remeasurement and once-off items	-	13,52
Khanyisa B-BBEE transaction share-based payment	4,82	4,82

Remeasurement and once-off items include:

1. Items recorded in the second half of the financial year:

– As highlighted in our 2018 Interim Results Announcement, we expressed some caution with regards to the impact of a stronger long-term rand on the valuation of our Southern African value chain's assets. A partial impairment of R3,7 billion (net of tax) on our South African Chlor Vinyls cash generating unit has been recorded as a result of the continued and sustained strengthening of the exchange rate outlook and the resulting impact on Base Chemicals margins.

- Due to the weaker long-term macro-economic assumptions, as well as a result of lower than expected oil volumes from the Production Sharing Agreement (PSA) in Mozambique, a partial impairment of R1,2 billion (US$89 million) was recorded.

- The implementation of Sasol Khanyisa, our B-BBEE ownership transactions, resulted in the recognition of a share-based payment expense (IFRS2 cost) of R3 billion.

2. Items recorded during the first half of the financial year and communicated previously:

- A partial impairment of our Canadian shale gas assets of R2,8 billion (CAD281 million) largely due to a further decline in gas prices.

- The scrapping of our US gas-to-liquids project amounting to R1,1 billion (US$83 million).

The increase/(decrease) from HEPS to Core HEPS is as follows:

	Financial year 2018 Rand per share	Financial year 2017 Rand per share
Translation impact of closing exchange rate	(0,35)	1,39
Mark-to-market valuation of oil and foreign exchange hedges	3,81	(0,42)
Implementation of Khanyisa B-BBEE transaction	4,82	-
Once-off Uzbekistan license fee	-	(0,58)
Strike action at Mining and related costs	-	1,45
Provision for tax litigation matters	-	1,49

The tax litigation matter in respect of our crude oil procurement process is ongoing and we expect that the court hearing will take place on 21 August 2018. No further provisions have been recognised in the current year in respect of this matter.

Our results for the financial year may be further affected by adjustments resulting from our year-end closure process. This may result in a change in the estimated earnings noted above. All references to years refer to the financial year ended 30 June.

The financial information on which this trading statement is based has not been reviewed and reported on by the Company's external auditors. Sasol's financial results for the financial year ended 30 June 2018 will be announced on Monday, 20 August 2018.

* EBITDA is calculated by adjusting operating profit for depreciation, amortisation, remeasurement items, share-based payments and unrealised gains and losses on our hedging activities.

** Core HEPS are calculated by adjusting headline earnings with once-off items, period close adjustments and depreciation and amortisation of capital projects, exceeding R4 billion which have reached beneficial operation and are still ramping up and share-based payments on implementation of B-BBEE transactions. Period close adjustments in relation to the valuation of our derivatives at period end are to remove volatility from earnings as these instruments are valued using forward curves and other market factors at the reporting date and could vary from period to period. We believe core headline earnings are a useful measure of the group's sustainable operating performance. However, this is not a defined term under IFRS and may not be comparable with similarly titled measures reported by other companies. The aforementioned adjustments are the responsibility of the directors of Sasol. The adjustments have been prepared for illustrative purposes only and due to their nature, may not fairly present Sasol's financial position, changes in equity, results of operations or cash flows.

20 July 2018
Sandton

Sponsor: Deutsche Securities (SA) Proprietary Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 July 2018
By: <u>/s/ V D Kahla</u>
Name: Vuyo Dominic Kahla
Title: Company Secretary